[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 14, 2015

James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Apollo Investment Corporation

Dear Mr. O’Connor:

Electronically transmitted herewith for filing on behalf of Apollo Investment Corporation (the “Company”) is the Company’s Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 415(a)(6) of the Securities Act, the Registration Statement, upon effectiveness, is intended to replace the Fund’s current shelf registration statement (File No. 333-189817) (the “Current Shelf”).

The Company represents that its Registration Statement is substantially similar to its Post-Effective Amendment No. 5, filed September 10, 2014, to the Fund’s Current Shelf and that the only substantive changes made to the disclosure contained in Post-Effective Amendment No. 5 to the Fund’s Current Shelf are as follows:

•	Financial statements and the notes thereto, the MD&A, dividends declared by the Company, selected financial data and other related updates were included in the Registration Statement (as of the Company’s fiscal year end March 31, 2015).

•	Certain tables were updated to provide more recent disclosure, including the Fees and Expenses table, the Senior Securities table, and the Price Range of Common Stock table.

•	The risk factors portion of the Registration Statement was updated to reflect certain factual updates related to the Company, current regulatory conditions and current market conditions.

•	The section Sales of Common Stock Below Net Asset Value was revised to show the current ability of the Company, as approved by its shareholders, to issue shares below net asset value. The section is substantively quite similar to the corresponding section in the Current Shelf.

•	The Business section was revised to show current information about the Company’s investments.

•	The Management section was revised to show current information about the management team and the Board of Directors, including each Officer’s and Director’s experience, the dollar range of equity securities in the Company beneficially owned and the Other Accounts Managed table.

•	Compensations of Directors and Officers were updated.

•	The Control Person and Principal Stockholders section was revised to show current information about the Company’s stockholders.

•	The Portfolio Companies section was revised to show information as of March 31, 2015.

•	The tax disclosure was revised slightly.

•	Other minor factual updates.

The Company respectfully requests selective review of the Registration Statement, pursuant to Securities Act Release No. 6510 (Feb. 15, 1984) (“Release”).

The Commission staff has encouraged registrants to request selective review of their filings pursuant to the Release. See, e.g., SEC Staff Letter to Registrants, dated November 7, 1996, at 6, par. D.1.

The Release states that the Commission staff “will try to notify each registrant promptly concerning what level of review will be accorded their filing.” The Release further states that “the staff expects to notify registrants concerning the status of their filings within ten calendar days of the filing date.” The Company would appreciate receiving prompt communication from the staff regarding the review it will accord this filing. If you have any questions, please contact me at (416) 777-4727 or Richard Prins at (212) 735-2790.

Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou

2